MAREKTOCRACY FUNDS

Multiple Class Plan
Pursuant to Rule 18f-3

Introduction

This Multiple Class Plan (this "Plan") is adopted pursuant to Rule 18f-3(d) of the Investment Company Act of 1940, as amended (the "1940 Act"), effective as of November 9, 2005. This Plan relates to the shares of each series of Marketocracy Funds, a Delaware statutory trust registered under the 1940 as an investment company (the "Trust"), that are listed on Schedule A hereto, as amended from time to time (each such series, a "Fund" and such series collectively, the "Funds"). The Fund is distributed pursuant to a system (the "Multiple Class System") in which each class of shares (each, a "Class" and collectively, the "Classes") of a Fund represents a pro rata interest in the same portfolio of investments of the Fund and differs only to the extent outlined below.

I.     Distribution Arrangements

A.     Plans of Distribution. One or more Classes of shares of the Fund are offered for purchase by investors with the sales load structures described below. Additionally, pursuant to Rule 12b-1 of the 1940 Act, the Fund has adopted Plans of Distribution (each, a "12b-1 Plan") under which shares of certain Classes are subject to service and/or distribution fees ("12b-1 fees") assessed at an annual rate of up to 0.25% of average daily net assets as described below. 12b-1 fees may be used to reimburse (1) the Trust’s principal underwriter, Rafferty Capital Markets, Inc., and other broker-dealers for distribution expenses incurred by them specifically on behalf of the Class, (2) shareholder servicing agents who provide administrative and other related services to their clients who are Class shareholders and (3) other Distributors (as such term is defined in a 12b-1 Plan).

B.     Class A Shares. Class A shares are offered with a front-end sales load ("FESL") and without a redemption fee or 12b-1 fee. The schedule of FESLs applicable to the Class, and the circumstances, if any, under which the FESL is subject to reduction, are set forth in the Class' prospectus. Class A shares may be purchased at net asset value (without a FESL) by certain limited categories of investors, in each case under the circumstances and conditions set forth in the Class' current prospectus.

C.     Class K Shares. Class K shares are offered without imposition of a FESL or redemption fee as disclosed in the Class' current prospectus. Class K Shares are subject to payments under the Class' 12b-1 Plan.

D.     Additional Classes of Shares. The Board of Trustees of the Fund has the authority to create additional Classes, or change existing Classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

II.     Expense Allocation

Expenses incurred by the Fund are allocated among the various Classes as follows:

A.     Class Expenses. Expenses relating to different arrangements for shareholder servicing and the distribution of Shares under a 12b-1 Plan shall be allocated to and paid by the applicable Class. A Class may pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund's assets, if (1) such expenses are actually incurred in a different amount by that Class, or if the class receives services of a different kind or to a different degree than other Classes and (2) the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons (within the meaning Section 2(a) of the 1940 Act) of the Trust, the Fund or the Fund’s investment adviser (the “Independent Trustees”), has approved such allocation.

B.     Other Allocations. All expenses of the Fund not allocated to a particular Class pursuant to Sections I and IIA of this Plan shall be allocated to each Class on the basis of the net asset value of that Class in relation to the net asset value of the Fund. Notwithstanding the foregoing, the underwriter, adviser, or other provider of services to a Fund may waive or reimburse the expenses of a specific Class or Classes to the extent permitted under Rule 18f-3 under the Act; provided, however, that the Board of Trustees (the "Board") shall monitor the use of such waivers or reimbursements intended to differ by Class.

III.     Conflicts of Interest

The Board does not believe that the implementation of this Plan will give rise to any conflicts of interest. The Board will monitor the operation of this Plan on an ongoing basis for the existence of any material conflicts among the interests of the holders of the various Classes and will take any action reasonably necessary to eliminate any such conflicts that may develop.

IV.     Board Review

A.     Initial Review and Approval. This Plan has been approved by a majority of the Trustees of the Trust, including a majority of the Independent Trustees. The Trustees have found that this Plan, including the expense allocation in Sections I and II hereof, is in the best interests of each Class individually and the Fund as a whole. The Trustees have made this determination after requesting and reviewing such information as they deemed reasonably necessary to evaluate this Plan. In making its determination, the Board focused on, among other things, the relationship between or among the Classes and examined possible conflicts of interest among Classes (including those potentially involving cross-subsidization between Classes) regarding the allocation of expenses, fees, waivers and expense reimbursements. The Board also evaluated the level of services provided to each Class and the cost of those services in order to ensure that the services were appropriate and the allocation of expenses was reasonable.

B.     Subsequent Reviews and Amendments. The Board shall review this Plan as frequently as the Board deems necessary or appropriate. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate the factors described in Section IV.A hereof as well as any others it deems relevant at the time. Prior to any materials amendment(s) to this Plan, the Trust's Board, including a majority of the then Independent Trustees, shall find that this Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to this Plan, the Board shall request and evaluate such information as it considers reasonably necessary to evaluate the proposed amendment(s) to this Plan. Such information shall address, among other issues, whether the proposed amendment will result in a cross-subsidization of one Class by another.

V.     Conformance with Rule 18F-3

This Plan is intended to conform to Rule 18f-3 under the 1940 Act, and any inconsistencies shall be read so as to conform to such Rule.

As adopted by the Trust on November 9, 2005.

MARKETOCRACY FUNDS

SCHEDULE A
to
Multiple Class Plan Pursuant to Rule 18f-3
(As of November 9, 2005)

Funds Subject to Plan                             Effective Date

1.     AGA Total Return Realty Fund                                                     November 9, 2005